EXHIBIT 12.1

ENZON PHARMACEUTICALS, INC. AND SUBSIDIARIES
Ratio of Earnings to Fixed Charges
(in thousands)

	Year Ended December 31,			Six Months Ended December 31,	Year ended June 30,
	2008	2007	2006	2005	2005	2004
Determination of earnings:
(Loss) income from continuing operations before income taxes	$(2,411)	$84,986	$22,067	$(302,284)	$(11,662)	$7,385
Add:
Fixed Charges	13,450	18,131	22,590	10,103	20,287	20,275

Earnings, as adjusted	$11,039	$103,117	$44,657	$(292,181)	$8,625	$27,660

Fixed charges:
Interest expense (gross)(1)	$12,681	$17,380	$22,055	$9,841	$19,829	$19,829
Portion of rent representative of the interest factor(2)	769	751	535	262	458	446

Fixed charges	$13,450	$18,131	$22,590	$10,103	$20,287	$20,275

Deficiency of earnings available to cover fixed charges	$(2,411)	N/A	N/A	$(302,284)	$(11,662)	N/A

Ratio of earnings to fixed charges	N/A	6:1	2:1	N/A	N/A	1:1

(1)

Interest expense includes amortization of deferred offering costs of $1.1 million, $1.6 million, $1.8 million and $976,000 for the years ended December 31, 2008, 2007 and 2006, and the six months ended December 31, 2005, respectively, and $1.8 million for each of the two fiscal years ended June 30, 2005.

(2)

Approximately 33 percent of annual rent expense is included in the computation. The Company believes this is a reasonable estimate of the interest factor in its leases, which are not material. The underlying rent amounts were $2.3 million, $2.3 million, $1.6 million, $795,000, $1.4 million and $1.4 million for the years ended December 31, 2008, 2007 and 2006, the six months ended December 31, 2005 and the fiscal years ended June 30, 2005 and 2004, respectively.